

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 21, 2025

Gerald Proehl
Chief Executive Officer
Dermata Therapeutics, Inc.
3525 Del Mar Heights Rd., #322
San Diego, CA 92130

> **Re: Dermata Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 15, 2025**
> **File No. 333-286547**

Dear Gerald Proehl:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven M. Skolnick, Esq.